

October 29, 2020

Chitung Liu
Chief Financial Officer
UNITED MICROELECTRONICS CORP
No. 3 Li-Hsin Road II
Hsinchu Science Park
Hsinchu City, Taiwan, Republic of China

> **Re: UNITED MICROELECTRONICS CORP**
> **Form 20-F for the Year Ended December 31, 2019**
> **Filed April 28, 2020**
> **File No. 001-15128**

Dear Mr. Liu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

General

1. We note that many of the exhibits in your Form 6-Ks were not filed as indicated. For example, we refer you to Exhibit 99 of your Form 6-K filed on October 22, 2020. Pursuant to Item 601(1) and (2) of Regulation S-K, an exhibit must be filed as indicated or shall include an active hyperlink to the exhibit separately filed on EDGAR, if it is incorporated by reference. Please confirm you will comply with this requirement for future filings.

Exhibits, page 100

2. We note that two of the three certifications shown in Exhibits 12.1 and 12.2 have been signed by Co-presidents and Directors. Please note that Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934 require that each quarterly and annual report that an

issuer files with the Commission under Section 13(a) or 15(d) of the Exchange Act include a certification from the issuer's principal executive officer and principal financial officer, or persons performing similar functions. Please tell us what consideration was given to Stan Hung, Chairman, Director and Chief Strategic Officer signing a certification rather than the two Co-Presidents and Directors. In your response, please confirm which role you view to be the principal executive officer role and describe the roles of the Co-presidents and Directors as compared to the Chairman, Director and Chief Strategic Officer. We may have further comment upon reviewing your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Branch Chief, at (202) 551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing